

September 4, 2012

Via E-mail:
Andrei A. Dubovskov
President and Chief Executive Officer
Mobile TeleSystems OJSC
4 Marksistskaya Street, Moscow 109147
Russian Federation

> **Re:** **Mobile TeleSystems OJSC**
> **Form 20-F for the fiscal year ended December 31, 2011**
> **Filed April 23, 2012**
> **File No. 1-15094**

Dear Mr. Dubovskov:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects

Russia Revenues, page 147

1.   We note that reported revenue in Russia has increased in the last two fiscal years and that the growth in the current year was due primarily from value-added services, fixed revenues, interconnect revenues, and sales of handsets and accessories. We also note from your disclosures on page 137, that mobile subscriber churn rate increased in 2010 to 45.9% and 46.7% in 2011. Although you have disclosed those factors that positively influenced your revenue, it is not clear what impact this negative trend has had on your results of operations for the periods presented. Please revise in future filings to clearly

disclose and quantify each material factor that contributed to the change in revenue and cost of sales, including churn, which appears to be a material operating statistic. Also provide insight into the underlying business drivers or conditions that contributed to the changes in your results of operations and describe any known trends or uncertainties that have had or you expect may reasonably have a material impact in the future. For further guidance, please refer to Item 303 of Regulation S-K and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm. In response to this letter, provide us with your proposed revised disclosures.

Note 2. Summary of Significant Accounting Policies

Basis of Consolidation, page F-12

2.   We refer to your investment in MIS International. In future filings with respect to your variable interest entity, please revise to separately present on the face of the balance sheet, assets that can be used only to settle obligations of the consolidated variable interest entity and liabilities for which creditors (or beneficial interest holders) do not have recourse to the general credit of the primary beneficiary. Please refer to ASC 810-10-45-25.

3.   Please tell us how you have complied with the disclosure requirements of ASC 810-10-50-3 and ASC 810-10-50-5A for a primary beneficiary of a variable interest entity.

Revenue Recognition, page F-17

4.   For your revenue arrangements with multiple deliverables, please revise to disclose the following by similar type of arrangement as required by ASC 605-25-50-2:

   a. The nature of its multiple-deliverable arrangements;
   b. The significant deliverables within the arrangements;
   c. The general timing of delivery or performance of service for the deliverables within the arrangements;
   d. Performance-, cancellation-, termination-, and refund-type provisions;
   e. A discussion of the significant factors, inputs, assumptions, and methods used to determine selling price (whether vendor-specific objective evidence, third-party evidence, or estimated selling price) for the significant deliverables;
   f. Whether the significant deliverables in the arrangements qualify as separate units of accounting, and the reasons that they do not qualify as separate units of accounting, if applicable;
   g. The general timing of revenue recognition for significant units of accounting; and
   h. Separately, the effect of changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting if either

one of those changes has a significant effect on the allocation of arrangement consideration.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director

cc: Mr. Joshua Tulgan, Director, Investor Relations